May 8, 2006

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Valmont Industries, Inc.

Form 10-K for the fiscal year ended

December 31, 2005

Filed March 14, 2006

File # 1-31429

Dear Mr. Cash:

This letter contains Valmont Industries, Inc.’s responses to the Staff’s comment letter dated April 12, 2006 with respect to the above filing. We have included the SEC’s comment along with Valmont’s response for each comment to facilitate the review process.

Form 10-K for the year ended December 31, 2005

Selected Financial Data, page 22

SEC Comment:

1.

We note that you present EBITDA as a key financial measure. It is not clear to us that your current presentation complies with Item 10(e)(i)(A) of Regulation S-K. In this regard, given that you state that this measure is important because it is the basis for determining your maximum borrowing capacity at any one time, we assume that you are presenting this as a measure of your liquidity. However, we note that you have reconciled EBITDA to Net Income as though it were a performance measure. Please advise, or confirm to us that you will revise this reconciliation in future filings. Refer to Question 15 from the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures, available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Valmont Response:

In future filings, if we present EBITDA as a key financial measure, we will revise our reconciliation to reconcile EBITDA to operating cash flows in accordance with the requirements of Item 10(e)(i)(A) of Regulation S-K.

Note 1. Summary of Significant Accounting Policies – Principles of Consolidation, page 47

SEC Comment:

2.

We read that you have classified your cash overdrafts as accounts payable in your consolidated balance sheets. Please confirm to us that you have classified these overdrafts as financing activities in your consolidated statements of cash flows. If not, please explain to us how you determined that your cash flow statement classification was appropriate.

Valmont Response:

Bank overdrafts (i.e., a negative bank account balance resulting from the bank covering cleared checks as presented or covering rejected deposits) are required by AICPA Technical Practice Aid “Presentation of Cash Overdrafts on Statement of Cash Flows” to be classified as a financing activity in the statement of cash flows. The cash overdrafts referred to in Note 1 were reported as an operating activity in our statements of cash flows. These overdrafts relate to our main disbursement bank account. The bank statement balance at December 31, 2005 on this account was positive, but the general ledger balance (after deducting outstanding checks) was a negative or credit balance (book overdraft). At the time of the book overdraft, we did not have a financing arrangement with the bank and therefore the presentation of such book overdrafts as an operating cash flow activity is appropriate.

Note 2. Acquisitions, page 50

SEC Comment:

3.

Tell us, with a view towards future disclosure, how you determined the value of the customer relationships obtained in the acquisition of Newmark International, Inc. In this regard, please also tell us how you determined that a 20-year useful life was appropriate. Also tell us how you determined that your acquired Newmark and Sigma trademarks and trade names were indefinite lived. Your response should address each of the criteria in paragraph 11 of SFAS 142.

Valmont Response:

Customer Relationships:

The value and associated life of the customer relationships obtained in the acquisition of Newmark was determined with the assistance of an independent valuation firm that was engaged by the Company to assist with the allocation of the purchase price under SFAS 141. The value of the customer relationships was determined under the “excess earnings method” which utilized the expected future operating income of Newmark’s customers at the time of the acquisition, an estimated attrition rate as of the date of acquisition, a contributory asset charge for the assets supporting the operating income and a discount rate applied to the associated cash flows.

The life assigned to this asset was determined at 20 years based on an analysis of Newmark’s experience related to customer attrition and statistically-based standardized survival curves to project future terminations of customers. A key part of our rationale to acquire Newmark was its reputation in the market for excellent quality products and high levels of customer service. Newmark manufactures spun concrete, tubular steel, hybrid poles (e.g. structures with a concrete base and a steel top section, steel poles filled with reinforced concrete) to over 30 customers primarily in the utility industry. These structures are specifically engineered to weather and loading requirements and, due to their size, must be manufactured to a high degree of structural integrity. Utility customers have high standards to which they hold their structure suppliers. Structure suppliers are expected to design the product appropriately to meet loading and weather criteria, manufacture the structure with a high degree of quality and deliver the product to the installation site complete and on time. If any of these factors is lacking, the transmission power line could fail and/or not be completed on time, either of which could be a significant problem for the utility customer. A failure in a structure in a high-voltage power line could cause the entire line to fail, thereby cutting off power to thousands of consumers and businesses. As a result of these factors, utility companies tend to change suppliers, materials or philosophies slowly and after much deliberation. In short, these customers stay with suppliers who serve them well.

Key factors in our retention of the customers obtained in the acquisition of Newmark are:

•	Over 75% of Newmark’s sales are in the concrete product line and we are the only supplier of large custom-engineered concrete pole structures to the utility industry in our market areas;
•	Newmark’s hybrid pole designs are patented and provide customers with unique solutions to their utility structure needs that few if any of our competitors can provide;
•	Through a network of plants throughout its market areas, Newmark is well-positioned to supply customer needs from a number of different locations and with the broadest product range in the industry;
•

Newmark customers receive flexibility through one company to customize segments of a utility line with poles fabricated out of materials suited for the environment whether spun concrete, tubular steel or a hybrid pole.

All of these foregoing attributes have resulted in Newmark’s high level of customer retention over its history. Newmark’s experience of customer renewal information at the date of acquisition indicated a customer retention or renewal rate of 95%. In the 20+ years that Newmark built its utility structures business, they have never experienced the loss of a single significant customer of concrete structures. We have had similar renewal and retention experiences with most of our major steel pole customers. These renewal and retention experiences were also compared to statistically-based standard survival curves to project future terminations of customers. Based on these comparisons, we concluded that the life of the customer relationships was 20 years. In future filings, we will disclose how we establish the useful lives on our finite-lived intangible assets, including customer relationships.

Useful Life of Trade Names:

For purposes of determining the useful life of the Newmark and Sigma trade names, we considered the requirements of paragraph 11 of SFAS No. 142 and determined that these trade names had an indefinite useful life. The estimation of these lives was based on our expectation that these trade names are valuable assets and we expect to continue to use the current trade name indefinitely. The following factors were considered in our analysis that resulted in our determination that, as of December 31, 2005, these trade names had an indefinite life:

•	As described above, we are using the Newmark and Sigma trade names as one of our brand names associated with utility support structures and overhead sign structures, respectively.

•	At December 31, 2005, we had no plans to discontinue or change these trade names.

•

There were no legal, regulatory or contractual provisions that may limit the useful life of the trade name. As part of the Newmark and Sigma acquisitions, we received full and complete rights to the associated trade names. There were no expiration dates or encumbrances associated with our ownership rights to theses trade names.

•

The costs to maintain these trade names are expected to be minimal since there are no material regulatory or contractual provisions which require renewal or extension to extend the life of the trade name.

•

We intend to remain technologically current in the industry and we do not foresee any substantial changes in the technological, competitive or regulatory environment that would lead to the products and services provided by Newmark or Sigma to become obsolete. There is no emerging technology we are aware of that would eliminate or greatly diminish the need for tubular support structures for our utility customers related to the Newmark trade name or the need for overhead sign structures currently provided by Sigma. While these businesses are competitive, we do not expect the competitive environment to impact our ability to compete under these trade names. Likewise, we do not expect factors in the regulatory environment to render our products and services obsolete.

•

While ongoing expenditures will be needed to maintain our systems and high level of customer service associated with these trade names, we do not anticipate that these expenditures to maintain the trade names will be material or impinge our ability to benefit from that trade name.

In accordance with the provisions of SFAS 142, if circumstances change in any of the foregoing that result in our discontinuance or change in the use of either of these trade names, we will reconsider the fair value of these trade names and adjust their values at that time, if necessary. In future filings, we will disclose our rationale for classifying trademarks, trade names or any other intangible asset as having an indefinite life.

Item 9A. Controls and Procedures, page 73

SEC Comment:

4.

We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in timely providing them with material information required to be included in your periodic filings. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures and are effective to ensure that you record, process, summarize and report the information required to be disclosed in reports filed under the Exchange Act within the specified time periods. Alternatively, in future filings you may simply conclude that your disclosure controls are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Valmont Response:

We confirm to the Commission that our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by the company’s Form 10-K for the fiscal year ended December 31, 2005, the company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the company files or submits under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures and are effective to ensure that the company records, processes, summarizes and reports the information required to be disclosed in reports filed under the Exchange Act within the specified time periods.

We further confirm that in future filings we will conclude that disclosure controls and procedures are effective or ineffective, whichever the case may be. For example, our conclusion of effective disclosure controls and procedures will be reported as follows:

“The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports the Company files or submits under the Securities Exchange Act of 1934 is (1) accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures and (2) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process and would be willing to discuss with you at your earliest convenience any additional comments the Staff may have. Please call me or our legal counsel, David Hefflinger or Guy Lawson (402-341-3070), with your questions or comments.

Sincerely,
Valmont Industries, Inc.

/s/ Terry J. McClain
Terry J. McClain
Senior Vice-President and
Chief Financial Officer

Cc:	Mark Jaksich (Valmont)
J. Patrick Curry (Deloitte & Touche)
Amy Ryan (Deloitte & Touche)
David L. Hefflinger (McGrath North)
Guy Lawson (McGrath North)